Exhibit 99.78

Execution Version

FIRST AMENDMENT TO FOURTH AMENDED AND RESTATED CREDIT

AGREEMENT AND CONSENT

THIS AGREEMENT made as of the 3rd day of October, 2011

B E T W E E N:

JUST ENERGY ONTARIO L.P., an Ontario limited partnership as Canadian borrower (the “Canadian Borrower”)

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JUST ENERGY (U.S.) CORP., a Delaware corporation as US borrower (the “US Borrower” and together with the Canadian Borrower, the “Borrowers”)

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CANADIAN IMPERIAL BANK OF COMMERCE, as administrative agent (the “Agent”)

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THE FINANCIAL INSTITUTIONS SIGNATORY HERETO, as lenders (the “Lenders”)

WHEREAS the Borrowers, the Agent and the Lenders are parties to a fourth amended and restated credit agreement dated as of January 1, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”);

AND WHEREAS the US Borrower intends to acquire (the “Fulcrum Acquisition”), directly or indirectly, all of the issued and outstanding equity interests of Fulcrum Retail Holdings LLC and its direct and indirect subsidiaries;

AND WHEREAS the Borrowers have requested in connection with the Fulcrum Acquisition certain accommodations and consents which are detailed in this Agreement;

AND WHEREAS the Lenders are agreeable to provide the consents contemplated herein and requested by the Borrowers in accordance with the terms hereof;

AND WHEREAS the Borrowers and the Lenders wish to amend certain terms and conditions of the Credit Agreement as set forth herein;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1 Defined Terms

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement. In addition, the following terms have the meanings set forth below:

(a)	“Fulcrum Acquisition Agreement” means the purchase and sale agreement dated as of August 24, 2011 among the US Borrower, JustEnergy, Fulcrum Retail Holdings LLC and Fulcrum Power Services L.P.

(b)	“Fulcrum Closing Date” means the date on which the US Borrower completes the Fulcrum Acquisition pursuant to the Fulcrum Acquisition Agreement.

(c)	“Fulcrum Restricted Subsidiaries” means, collectively, Fulcrum Retail Holdings LLC, Fulcrum Retail Energy LLC, Tara Energy, LLC and Fulcrum Retail Energy New York, LLC, and individually, a “Fulcrum Restricted Subsidiary”.

Section 2 Consent

Notwithstanding the provisions contained in the Credit Agreement and subject to the terms and conditions provided for herein, the Lenders hereby consent to the completion of the Fulcrum Acquisition; provided that the Obligors shall not be permitted to make Permitted Acquisitions in excess of $[INFORMATION REDACTED] in the aggregate for all such Permitted Acquisitions in Fiscal Year 2012. The Lenders hereby agree that the purchase price to be paid by the US Borrower in connection with the Fulcrum Acquisition shall be deemed to have been paid in Fiscal Year 2012 notwithstanding the actual date on which such payment is made; provided that no more than $12,000,000 in the aggregate shall be paid in cash at any time following Fiscal Year 2012.

Section 3 Amendments

(a)	Section 1.01 of the Credit Agreement is hereby amended by deleting the chart contained in clause (a) of the definition of “Applicable Margin” in its entirety and replacing it with the following:

Level	Total Debt to EBITDA Ratio	Prime Rate Margin and US Base Rate Margin	BA Stamping Fee Rate, LIBO Rate Margin and Letter of Credit Fee Rate	Standby Fee Rate

I	≥ 1.5x

II	≥ 1.0 < 1.5x	[INFORMATION REDACTED]

III	≤ 1.00x

(b)	Section 1.01 of the Credit Agreement is hereby further amended by deleting the last sentence from the definition of “Convertible Subordinated Debentures” and replacing it with the following:

“For greater certainty, the JEEC Convertible Debentures, the JustEnergy Convertible Debentures and the Fulcrum Convertible Debentures are Convertible Subordinated Debentures.”

(c)	Section 1.01 of the Credit Agreement is hereby further amended by deleting the definition of “Deferred Share Options” in its entirety.

(d)	Section 1.01 of the Credit Agreement is hereby further amended by adding the following definition immediately following the definition of “Debt”:

““Deferred Compensation Plan” means the deferred compensation plan pursuant to which rights to common shares of JustEnergy are issued to directors in lieu of fees payable in cash and are exchangeable into common shares of JustEnergy, as supplemented, amended or restated from time to time.”

(e)	Section 1.01 of the Credit Agreement is hereby further amended by deleting the definition of “Distributions” in its entirety and replacing it with the following:

““Distributions” means the payment by a Person: (a) of any dividends or distributions on any equity interests, (b) of any principal, interest, premium or fees owing on any indebtedness, including any indebtedness which is subordinate to the indebtedness owing to the Lenders (including, without limitation, in respect of Existing Intercompany Debt and Future Intercompany Debt), (c) distributions paid in cash under the Restricted Share Grant Plan or the Deferred Compensation Plan, (d) non-cash distributions of Share Based Compensation, (e) fee payments under the guarantee, put and call agreement dated May 7, 2010 between the US Borrower and OECI, (f) the application of such Person’s assets to the purchase, redemption or other acquisition or retirement of any of its shares, partnership or trust units, as applicable, or (g) any other like distributions of funds whatsoever by such Person.”

(f)	Section 1.01 of the Credit Agreement is hereby further amended by deleting the definition of “Eligible Customer Contracts” contained therein and replacing it with the following:

““Eligible Customer Contracts” means Customer Contracts for the purchase and sale of natural gas, electricity, JustGreen Products and/or solar energy products (i) that are domiciled in Canada, the United States or the United Kingdom and (ii) that are subject to the Security.”

(g)	Section 1.01 of the Credit Agreement is hereby further amended by adding the following definition immediately following the definition of “Fitch”:

““Fulcrum Convertible Debentures” means the $100,000,000 aggregate principal amount of 5.75% convertible unsecured subordinated debentures (subject to a $15,000,000 over-allotment option) of JustEnergy issued on September 22, 2011 pursuant to the JustEnergy Debenture Indenture.”

(h)	Section 1.01 of the Credit Agreement is hereby further amended by adding the following definition immediately following the definition of “HPH”:

““Hudson UK” means Hudson Energy Services UK Limited, an English company (company registration number 07646259).”

(i)	Section 1.01 of the Credit Agreement is hereby further amended by adding the following definition immediately following the definition of “Pending Event of Default”:

““Pension Scheme” means (a) a “pension scheme”, “pension plan” or “plan” which is subject to the funding requirements of applicable pension benefits legislation in England and is applicable to employees resident in England of an Obligor; or (b) any pension benefit plan or similar arrangement applicable to employees of Hudson UK and any other Obligor incorporated or established in or otherwise subject to English law.”

(j)	Section 1.01 of the Credit Agreement is hereby further amended by deleting clauses (a) through (d) of the definition of “Permitted Distributions” and replacing them with the following:

““Permitted Distributions” means:

(a) Distributions from one Obligor to another Obligor;

(b) Distributions by way of issuance of common shares or preferred shares of JustEnergy to the public (including, for greater certainty, by way of private placement);

(c) dividends paid by JustEnergy on the common shares or preferred shares of JustEnergy;

(d) cash interest payments on the Convertible Subordinated Debentures;

(e) non-cash distributions of Share Based Compensation; or

(f) distributions paid in cash under the Restricted Share Grant Plan or under the Deferred Compensation Plan;”

(k)	Section 1.01 of the Credit Agreement is hereby further amended by deleting the words “Deferred Share Option Plan” from the last line of the definition of “Share Based Compensation” and replacing them with the words “Deferred Compensation Plan”.

(l)	Section 1.01 of the Credit Agreement is hereby further amended by deleting the definition of “Total Debt” in its entirety and replacing it with the following:

““Total Debt” means all Debt of the Borrowers but, for the avoidance of doubt, excludes (i) Debt arising under Hedges, (ii) the principal amount outstanding of all Existing Intercompany Debt and Future Intercompany Debt, (iii) Debt arising under JEEC Convertible Debentures, (iv) Debt arising under the JustEnergy Convertible Debentures, and (v) Debt arising under the Fulcrum Convertible Debentures, all as determined on a Modified Consolidated Basis in accordance with GAAP.”

(m)	Section 8.01(18) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(18) Obligors Each Obligor either carries on their Business in Canada, the United States or the United Kingdom, or carries on no business other than being a holding entity.”

(n)	Section 8.01(38) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(38) Bank Accounts No Obligor maintains a bank account other than as set forth on Schedule 8.01(38). Schedule 8.01(38) contains a list of all bank accounts maintained by the Obligors together with a list of all blocked account agreements and deposit account control agreements entered into in connection therewith.”

(o)	Section 8.01 of the Credit Agreement is hereby amended by adding the following as Section 8.01(42):

“(42) Pension Schemes. No Obligor has established any Pension Schemes except as disclosed in Schedule 8.01(42). The Pension Schemes as disclosed in Schedule 8.01(42) are the only arrangements under which Hudson UK and any other Obligor incorporated or established in or otherwise subject to English law has any obligation to provide or contribute towards pension, lump-sum, death, ill-health, disability or accident benefits in respect of its past or present officers and employees. None of Hudson UK and any other Obligor incorporated or established in or otherwise subject to English law is, nor has it at any time been: (i) an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pension Schemes Act 1993); and (ii) “connected” with or an “associate” (as those terms are used in sections 38 and 43 of the Pensions Act 2004) of such an employer. No steps have been taken to terminate any such Pension Scheme (in whole or in part), no contribution failure has occurred with respect to any such Pension Scheme sufficient to give rise to an Encumbrance under any Applicable Laws of any jurisdiction (other than a Permitted Encumbrance), and no condition exists and no event or transaction has occurred with respect to any such Pension Scheme which could result in the incurrence by Hudson UK or any other Obligor incorporated or established in or otherwise subject to English law of any material liability, fine or penalty. Each such Pension Scheme is in compliance in all material respects with all applicable pension benefits and tax laws, (i) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all Applicable Laws and the terms of such Pension Scheme have been made in accordance with all Applicable Laws and the terms of such Pension Scheme, (ii) all liabilities under such Pension Scheme are funded in accordance with the terms of the respective Pension Scheme, the requirements of applicable pension benefits laws and of applicable regulatory authorities and the most recent actuarial report filed with respect to the Pension Scheme, and (iii) no event has occurred and to the knowledge of the Obligors, no conditions exist with respect to any such Pension Scheme that has resulted or could reasonably be expected to result in such Pension Scheme having its registration revoked or refused for the purposes of any applicable pension benefits or tax laws or being placed under the administration of any relevant pension benefits regulatory authority or being required to pay any material taxes or penalties under any applicable pension benefits or tax laws.”

(p)	Section 9.01(6) of the Credit Agreement is hereby amended by deleting “Section 2.07” contained therein and replacing it with “Section 2.06.”

(q)	Section 9.01(21) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(21) Maintenance of Bank Accounts (a) Maintain all bank accounts and other forms of deposit account solely with a financial institution that has entered into a blocked account agreement or deposit account control agreement with the Collateral Agent on terms satisfactory to the Collateral Agent, and (b) cause any cash or cash equivalents that are the property of any Obligor to be held with a Lender.”

(r)	Section 9.01 of the Credit Agreement is hereby amended by adding the following as Section 9.01(28):

“(28) Pension Schemes. Ensure that Hudson UK and each other Obligor incorporated or established in or otherwise subject to English law (i) designs each Pension Scheme to comply with and is administered in compliance in all material respects with all Applicable Laws and its governing documents, and (ii) complies in all material respects with its obligations under and in respect of the Pension Scheme.”

(s)	Section 9.03(9) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(9) Portfolio Report As soon as available and in any event within 30 days of the end of each Fiscal Quarter, cause to be prepared and delivered to the Agent a portfolio report (substantially in the form of the report attached hereto as Schedule 9.03(9)), which report shall include the Canadian Borrower’s marked-to-market exposure for each of the following categories: Canadian gas, US gas, UK gas, Canadian power, US power and UK power.”

(t)	Section 9.04(19) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(19) Non-Arm’s Length Transactions Effect any transactions with Transactions any Person (other than an Obligor) not dealing at Arm’s Length with the transacting Obligor except for (i) those transactions identified in Schedule 8.01(35) on the Effective Date; (ii) the transactions contemplated by the Arrangement Agreement; (iii) the payment and receipt of Permitted Distributions; (iv) the issuance of the Permitted Minority Shareholding; (v) transactions permitted under Section 9.04(5); (vi) technical and administrative service agreements on commercially reasonable terms between any of JustEnergy or JEC and its Subsidiaries and the provision of the services contemplated thereby; and (vii) sales arrangements on commercially reasonable terms between an Obligor and an Unrestricted Subsidiary for the sale of Customer Contracts.”

(u)	Section 9.05 of the Credit Agreement is hereby amended by deleting clause (2) in its entirety and replacing it with the following:

“(2) Status of Subsidiaries Each Subsidiary of JustEnergy:

(i) shall be a corporation, limited partnership, general partnership, trust or limited liability corporation formed under the laws of (A) Canada or a province thereof, (B) a state of the United States of America or the District of Columbia, or (C) the United Kingdom; and

(ii)	shall (A) if such Subsidiary is a Restricted Subsidiary, be wholly-owned by JustEnergy, a Borrower or a Restricted Subsidiary, or (B) if such Subsidiary is an Unrestricted Subsidiary, be owned, wholly or in part (subject to the terms of this Agreement), by JustEnergy or another Subsidiary.”

(v)	Schedule G, Schedule I, Schedule 8.01(16), Schedule 8.01(19), Schedule 8.01(21), Schedule 8.01(22), Schedule 8.01(35), Schedule 8.01(38) and Schedule 9.04(14) to the Credit Agreement are hereby deleted and replaced with the schedules attached hereto as Schedule “A”.

(w)	Attached as Schedule “B” is Schedule 8.01(42) to the Credit Agreement.

Section 4 Security

On the Fulcrum Closing Date, but immediately following the Fulcrum Acquisition, as general and continuing security for the payment and performance of the Obligations, the Borrowers will cause the relevant Obligors to deliver the Security described below:

(a)	a supplement to the Guarantee executed by each Fulcrum Restricted Subsidiary guaranteeing the due payment and performance to the Agent, the Lenders and the Lender Hedge Providers of all present and future Obligations of each other Obligor to the Agent, the Lenders and the Lender Hedge Providers or any one or more of them under the Credit Documents;

(b)	a supplement to the US Security Agreement executed by each Fulcrum Restricted Subsidiary in favour of the Collateral Agent constituting a first priority Encumbrance (subject only to Permitted Encumbrances) on all present and future Property of each such Obligor;

(c)	an amended Schedule A to the amended and restated securities pledge agreement made by the US Borrower in favour of the Collateral Agent constituting a first priority Encumbrance (subject only to Permitted Encumbrances) on all of the present and future securities beneficially owned by the US Borrower in any Restricted Subsidiary, including, for greater certainty, the Fulcrum Restricted Subsidiaries and Hudson UK;

(d)	a securities pledge agreement made by Fulcrum Retail Holdings LLC in favour of the Collateral Agent constituting a first priority Encumbrance (subject only to Permitted Encumbrances) on all of the present and future securities beneficially owned by Fulcrum Retail Holdings LLC in any Restricted Subsidiary;

(e)	an English law governed guarantee made by Hudson UK in favour of the Collateral Agent guaranteeing the due payment and performance to the Agent, the Lenders and the Lender Hedge Providers of all present and future Obligations of each other Obligor to the Agent, the Lenders and the Lender Hedge Providers or any one or more of them under the Credit Documents;

(f)	an English law governed debenture executed by Hudson UK in favour of the Collateral Agent constituting a first priority Encumbrance (subject only to Permitted Encumbrances) on all present and future Property of Hudson UK;

(g)	a supplement to the Intercompany Subordination Agreement executed by each Fulcrum Restricted Subsidiary and Hudson UK in favour of the Collateral Agent, whereby each Fulcrum Restricted Subsidiary and Hudson UK agrees to subordinate and postpone certain Debt to Senior Debt (as defined in the Intercompany Subordination Agreement);

(h)	deposit account control agreements between any Fulcrum Restricted Subsidiary and Hudson UK who maintains a bank account, the Collateral Agent and such financial institution with whom such bank account is maintained, including, without limitation, JPMorgan Chase; and

(i)	such other Security Documents as the Collateral Agent may reasonably request.

Section 5 Representations and Warranties

In order to induce the Agent and the Lenders to enter into this Agreement, the Borrowers confirm that all the representations and warranties of the Borrowers contained in the Credit Agreement and in any written statement, certificate or other document delivered pursuant thereto or in connection with the transactions contemplated thereby are true and correct in all material respects as of the date hereof as if made on and as of the date hereof and no Event of Default or Pending Event of Default has occurred and is continuing on the date hereof.

Section 6 Conditions Precedent

This Agreement shall be subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Agent and the Lenders:

(a)	execution and delivery of this Agreement by the Borrowers, the Agent and the Lenders;

(b)	the Agent will have received certified copies of the Organizational Documents of each Fulcrum Restricted Subsidiary and Hudson UK, the resolutions authorizing the execution, delivery and performance of each Fulcrum Restricated Subsidiarys and Hudson UK’s respective obligations under the Credit Documents and the transactions contemplated therein, and certificates as to the incumbency of the officers of the Fulcrum Restricted Subsidiaries and Hudson UK;

(c)	the Agent will have received certified copies of the resolutions of the US Borrower authorizing the completion of the Fulcrum Acquisition;

(d)	certificates of status or good standing, as applicable, of each of the Borrowers, each Fulcrum Restricted Subsidiary and Hudson UK will have been delivered to the Agent;

(e)	the Agent will have received certified copies of all approvals of any Governmental Authorities or other third parties required for the execution, delivery and performance of each Fulcrum Restricted Subsidiary’s and Hudson UK’s respective obligations under the Credit Documents and the transactions contemplated therein as of the Fulcrum Closing Date, including, without limitation, any consents from counterparties to Customer Contracts and Material Contracts with respect to the assignment of such Customer Contracts and Material Contracts;

(f)	the Agent will have received a certificate of the Borrowers dated the Fulcrum Closing Date certifying that, after giving effect to the Fulcrum Acquisition, the representations and warranties set forth in Section 8.01 of the Credit Agreement are true and correct (subject to any materiality thresholds contained therein) as at such time;

(g)	releases, discharges (or written authorizations to discharge from the applicable Encumbrance holder in form acceptable to the Agent) and postponements (in registerable form where appropriate) with respect to all Encumbrances affecting the collateral Encumbered by the Security which are not Permitted Encumbrances or which are Permitted Encumbrances but which are not permitted to have priority over the Security, if any, will have been delivered to the Agent;

(h)	the Agent will have received an executed copy of a release and discharge from Shell Energy North America (US) L.P., in form and substance satisfactory to the Agent, evidencing the discharge of all security previously granted to it by each of the Fulcrum Restricted Subsidiaries;

(i)	no Event of Default or Pending Event of Default has occurred and is continuing on the Fulcrum Closing Date;

(j)	the Collateral Agent shall have received the Security contemplated by Section 4 of this Agreement, including all Pledged Securities to be delivered in connection therewith together with related stock powers duly executed in blank;

(k)	a supplement to the Intercreditor Agreement, executed by each Fulcrum Restricted Subsidiary and Hudson UK, will have been delivered to the Agent;

(l)	all financing statements or other registrations of the Security contemplated by Section 4 of this Agreement, or notices thereof, will have been filed, registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Collateral Agent to preserve or protect the charges and security interests created thereby;

(m)	a letter of opinion of Borrowers’ with opinions of local counsel, each in form and substance satisfactory to the Agent and the Lenders’ Counsel will have been delivered to the Agent and the Lenders as addressees;

(n)	the Collateral Agent will have received certificates of insurance acceptable to the Collateral Agent showing the Collateral Agent, where applicable, as a loss payee as its interest may appear, named insured and endorsed with a standard mortgage clause (as applicable) on all insurance policies that insure the assets to be secured by the Security;

(o)	completion of satisfactory legal due diligence in respect of Fulcrum and the Fulcrum Acquisition, including, for greater certainty, legal due diligence in respect of the financing of the Fulcrum Acquisition;

(p)	the Fulcrum Acquisition will have been financed solely through the issuance of Convertible Subordinated Debentures, and the purchase price in respect of the Fulcrum Acquisition shall not exceed US$100,000,000;

(q)	the Agent will have received a confirmation of subordination agreement executed by JustEnergy and Computershare Trust Company of Canada with respect to the Convertible Subordinated Debentures issued in connection with the Fulcrum Acquisition;

(r)	by completing the Fulcrum Acquisition, the US Borrower will have acquired 100% of all of the issued and outstanding capital stock or other equity of each Fulcrum Restricted Subsidiary and 72.5% of the capital stock of Amigo Power LLC;

(s)	the US Borrower will not have waived any material conditions contained in the Fulcrum Acquisition Agreement without the consent of the Lenders;

(t)	the Agent will have received a certified copy of the Fulcrum Acquisition Agreement and each Material Contract to which a Fulcrum Restricted Subsidiary and Hudson UK is a party;

(u)	the Agent will have received a pro forma Compliance Certificate dated as of the Fulcrum Closing Date giving effect to the Fulcrum Acquisition;

(v)	no Material Adverse Effect (without giving effect to the Fulcrum Acquisition) shall have occurred since December 31, 2010;

(w)	the Agent will have received satisfactory audited annual consolidated financial statements for Fulcrum for the fiscal year ended December 31, 2010;

(x)	no material adverse change to the business, operations, properties, assets or condition (financial or otherwise) of Fulcrum since December 31, 2010;

(y)	the US Borrower shall have obtained all necessary material governmental and other third party consents required to complete the Fulcrum Acquisition;

(z)	the Agent shall have received a fully executed fee letter (the “Fee Letter”) and the Agent and the Lenders shall have received, or arrangements satisfactory to the Agent shall have been made to ensure that they will receive, all fees and expenses due under this Agreement or any other Credit Documents or as otherwise agreed to with the Borrowers pursuant to the Fee Letter or other agreement between such parties: and

(aa)	the Agent will have received such additional evidence, documents or undertakings as the Lenders will reasonably request to establish the consummation of the Fulcrum Acquisition and be satisfied, acting reasonably, as to the taking of all proceedings in connection herewith in compliance with the conditions set forth in this Agreement.

Section 7 Expenses

The Borrowers shall pay all reasonable fees and expenses, including, without limitation, reasonable legal fees incurred by the Agent and Lenders in connection with the preparation, negotiation, completion, execution, delivery and review of this Agreement and all other documents and instruments arising therefrom and/or executed in connection therewith.

Section 8 Continuance of Credit Agreement and Security

The Borrowers acknowledge and confirm that the Credit Agreement and Credit Documents shall be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for herein.

Section 9 No Waiver

The Borrowers acknowledge and confirm that except as expressly set out in this Agreement, none of the terms contained in this Agreement shall operate or be construed as a waiver of any of the provisions of the Credit Documents or any Default or Event of Default.

Section 10 Counterparts

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

Section 11 Governing Law

This Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages to follow]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

BORROWERS:

JUST ENERGY ONTARIO L.P. by its general partner JUST ENERGY CORP.

By:	(Signed)
Name: Beth Summers
Title: Chief Financial Officer

By:	(Signed)
Name: Ken Hartwick
Title: President and Chief Executive Officer

JUST ENERGY (U.S.) CORP.

By:	(Signed)
Name: Beth Summers
Title: Chief Financial Officer

By:	(Signed)
Name: Ken Hartwick
Title: President and Chief Executive Officer

AGENT:

CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent

By:	(Signed)
Name: David Evelyn
Title: Assistant General Manager

By:	(Signed)
Name: Dean Rogers
Title: General Manager

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LENDERS:

CANADIAN IMPERIAL BANK OF COMMERCE, as Canadian Lender and Swingline Lender

By:	(Signed)
Name: Chint Kulkarni
Title: Executive Director

By:	(Signed)
Name: Scott Black
Title: Executive Director

NATIONAL BANK OF CANADA, as Canadian Lender

By:	(Signed)
Name: Julie Griffin
Title: Vice-President

By:	(Signed)
Name: Ian Gillespie
Title: Managing Director

ROYAL BANK OF CANADA, as Canadian Lender

By:	(Signed)
Name: Timothy P. Murray
Title: Authorized Signatory

By:
Name:
Title:

- S2 -

THE BANK OF NOVA SCOTIA, as Canadian Lender

By:	(Signed)
Name: Dee Patterson
Title: Managing Director

By:	(Signed)
Name: Cesar Osorio
Title: Associate Director

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), as Canadian Lender

By:	(Signed)
Name: Michael C. Manion
Title: Director

By:
Name:
Title:

ALBERTA TREASURY BRANCHES, as Canadian Lender

By:	(Signed)
Name: Gine Guirguis
Title: Director

By:	(Signed)
Name: Casey McKenzie
Title: Associate Director

- S3 -

THE TORONTO-DOMINION BANK, as Canadian Lender

By:	(Signed)
Name: Sanup Gupta
Title: Vice President

By:	(Signed)
Name: Tim Thomas
Title: Managing Director

CANADIAN IMPERIAL BANK OF COMMERCE – NEW YORK AGENCY, as US Lender and US Swingline Lender

By:	(Signed)
Name: Josh Hogarth
Title: Authorized Signatory

By:	(Signed)
Name: E. Lindsay Gordon
Title: Canadian Imperial Bank of Commerce Executive Director

NATIONAL BANK OF CANADA – NEW YORK BRANCH, as US Lender

By:	(Signed)
Name: Vincent Lima
Title: Vice President

By:	(Signed)
Name: Peter Fiorillo
Title: Assistant Vice President Loan Administration

- S4 -

ROYAL BANK OF CANADA, as US Lender

By:	(Signed)
Name: Dustin Craven
Title: Attorney-in-Fact

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as US Lender

By:	(Signed)
Name: Dee Patterson
Title: Managing Director

By:	(Signed)
Name: Cesar Osorio
Title: Associate Director

SOCIÉTÉ GÉNÉRALE, as US Lender

By:	(Signed)
Name: Barbara Paulsen
Title: Managing Director

By:
Name:
Title:

- S5 -

TORONTO DOMINION (NEW YORK) LLC, as US Lender

By:	(Signed)
Name: Bebi Yasin
Title: Authorized Signatory

By:
Name:
Title:

- S6 -

SCHEDULE “A”

- See Attached –

SCHEDULE “B”

Schedule 8.01(42) – Pension Schemes

Nil.